SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated July 21, 2005

Nokia Corporation

Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.                                       Nokia Press Release dated July 21, 2005 and titled:  Nokia reports Q2 2005 net sales of EURO 8.1 billion and EPS EUR 0.18

PRESS RELEASE
July 21, 2005

Nokia reports Q2 2005 net sales of EUR 8.1 billion and EPS EUR 0.18

Company posts sales growth of 25%; raises 2005 mobile device market volume estimate to 760 million

	NOKIA IN THE SECOND QUARTER 2005 AND THE FIRST HALF 2005
EUR million	Q2/2005*	Q2/2004 Revised **	Change (%)	H1/2005	H1/2004 Revised**	Change (%)
Net sales	8 059	6 463	25	15 455	12 811	21
Mobile Phones	4 864	4 050	20	9 391	8 130	16
Multimedia	1 377	729	89	2 510	1 473	70
Enterprise Solutions	198	185	7	505	369	37
Networks	1 620	1 530	6	3 051	2 876	6
Operating profit	1 004	888	13	2 122	1 907	11
Mobile Phones	789	802	-2	1 658	1 831	-9
Multimedia	126	-64		281	-86
Enterprise Solutions	-76	-62		-85	-97
Networks	209	227	-8	430	381	13
Common Group Expenses	-44	-15		-162	-122
Operating margin (%)	12.5	13.7		13.7	14.9
Mobile Phones (%)	16.2	19.8		17.7	22.5
Multimedia (%)	9.2	-8.8		11.2	-5.8
Enterprise Solutions (%)	-38.4	-33.5		-16.8	-26.3
Networks (%)	12.9	14.8		14.1	13.2
Financial income and expenses	103	135	-24	181	211	-14
Profit before tax and minority interests	1 108	1 017	9	2 300	2 108	9
Net profit	799	695	15	1 662	1 424	17
EPS, EUR
Basic	0.18	0.15	20	0.37	0.31	19
Diluted	0.18	0.15	20	0.37	0.31	19

*Q2 2005 special items

• Nokia’s operating profit for the second quarter 2005 includes a gain of EUR 37 million related to real estate sales booked in the group common other income.

• Nokia’s financial income was positively affected by a gain of EUR 17 million, representing the sale of the remaining portion of the France Telecom bond.

• The positive impact of these special items on Q2 2005 EPS was EUR 0.01.

Q2 2004 special items

• Special items in the second quarter 2004 had a positive impact on EPS of EUR 0.03.

** New IFRS Standards

International Financial Reporting Standards (IFRS) were subject to changes as of January 1, 2005. Nokia’s second-quarter, first-half and full-year 2004 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39R.

JORMA OLLILA, CHAIRMAN AND CEO:

I was very happy to see strong overall sales growth of 25% year on year for the quarter, with even higher sales growth coming from our mobile device business. At the same time, Nokia’s EPS grew by 20% compared with the second quarter of the previous year.

In our mobile device volumes, we also saw year-on-year growth of 34%, which pushed our market share in mobile devices up to an estimated 33%. This clearly showed our ability to capitalize on good industry volume momentum in emerging markets as well as maintain our leading position in the high-end smartphone market.

Overall industry volumes were slightly higher than we expected, prompting us to upgrade our full-year market estimate by 20 million to about 760 million units.  But as this growth came primarily from emerging markets where low-end products predominate and pricing pressures are currently intense, industry average selling prices continued to edge downwards. This was certainly the case for Nokia in the second quarter, which in turn impacted our profitability. We currently believe these trends will continue for both the industry and Nokia for the remainder of the year.

New products and operational efficiency remain key in our ability to mitigate the impact of mix shifts and pricing pressure on our profitability. Since the beginning of the year, we have already launched 34 new mobile devices across different price points. In the medium to longer term, we are looking at optimizing our global manufacturing capacity for different segments and products, as well as further developing our demand-supply network.

I am delighted that we gained or held our mobile device market share in all regions. Our 33% market share in the second quarter was a result of strong sequential gains in Latin America, China and North America, while keeping our market share in both Asia-Pacific and Europe/Middle East/Africa. In 3G devices, we also gained market share, which was in line with our expectations.

Our mobile infrastructure business performed well in the second quarter, especially in Latin America. However, the combined effects of a fiercely competitive market and our ongoing push into new growth markets are expected to lower Networks’ profitability in the second half, compared with the first half 2005.

Looking at the quarter as a whole, there is a good deal of success to build on across the business in an increasingly challenging environment. Industry consolidation among market leaders in both the device and networks businesses is ongoing, but this is a game that Nokia is well positioned to win. To do this, we will continue to make targeted and decisive investments into marketing and R&D.

With our upgraded mobile device portfolio at the high end, and volume advantage, brand and quality at the low end – where growth is increasingly driven – we have a strong base to expand our product and technology leadership.

INDUSTRY DEVELOPMENTS

Based on volume developments during the second quarter 2005, Nokia now expects the overall mobile device market for 2005 to reach about 760 million units, compared with our previous estimate of 740 million units, and up from an estimated 643 million units in 2004. We expect higher volume growth to be driven primarily by an expanding mobile subscriber base in developing markets.

We continue to expect the overall mobile device market in 2005 to grow in value. However, as the proportion of lower-priced entry-level phones continues to increase, industry average selling prices are expected to trend down for the remainder of the year.

In mobile infrastructure, Nokia continues to expect the overall market in 2005 to be slightly up compared with 2004 in euro terms. Operators in developing countries are at various stages of acceleration in their capacity upgrades to meet rising subscriber growth, while in advanced markets, targeted investment in capacity and network optimization are also expected to continue.

OUTLOOK FOR THIRD QUARTER 2005

Third-quarter Nokia group net sales are expected to be in the range of EUR 7.9 billion to EUR 8.2 billion, compared with EUR 7.1 billion in the third quarter 2004.  EPS (diluted) is expected to be in the range of EUR 0.14 to EUR 0.17, compared with EPS (diluted) EUR 0.15 in the third quarter 2004.

In the near future, Nokia intends to discontinue giving numerical sales and EPS guidance in its quarterly earnings announcements. This is in line with our recent move towards broader voluntary disclosure of data and information at the business group financial level and recent regulatory issues and ongoing changes in disclosure regulations.

Q2 2005 FINANCIAL HIGHLIGHTS

Nokia Group

Nokia’s second-quarter 2005 group net sales increased by 25% to EUR 8.1 billion, compared with EUR 6.5 billion in the second quarter 2004. At constant currency, group net sales would have increased by 27%. All four of Nokia’s business groups contributed to this year-on-year sales growth.

Nokia’s second-quarter operating profit grew 13% year on year to EUR 1.0 billion, compared with EUR 0.9 billion in the second quarter 2004, with an operating margin of 12.5% (13.7%).

Operating cash flow for the second quarter 2005 was EUR 0.5 billion, compared with EUR 1.4 billion for the second quarter 2004, and total combined cash and other liquid assets were EUR 11.2 billion, compared with EUR 12.6 billion at March 31, 2005. As of June 30, 2005, our net debt-equity ratio (gearing) was -80%, compared with -94% at March 31, 2005.

Mobile devices

For the second quarter 2005, the total mobile device volume achieved by our Mobile Phones, Multimedia and Enterprise Solutions business groups reached 60.8 million units, representing a year-on-year rise of 34% and sequential growth of 13%. Overall industry volume for the same period reached an estimated 183 million units, representing 24% annual growth and 8% sequential growth.

In smartphones, according to Nokia estimates, the total industry volume reached about 12 million units for the second quarter 2005, compared with an estimate of 3.5 million units in the second quarter 2004. Nokia’s own smartphone volume grew to 6.7 million units, compared with 2.1 million units in the second quarter 2004.

The following chart sets out Nokia’s mobile device volume for the periods indicated as well as the year-on-year growth rates, by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q2 2005	Q2 2004	YoY Change (%)	Q1 2005
Europe, Middle-East & Africa	27.8	17.8	56	27.4
China	7.4	4.2	76	7.1
Asia-Pacific	10.5	8.2	28	10.6
North America	6.0	7.7	-22	4.3
Latin America	9.1	7.5	21	4.4
Total	60.8	45.4	34	53.8

Nokia’s year-on-year volume growth in China was supported by the ongoing expansion of our distribution system into more rural areas. In Europe/Middle East/Africa, year-on-year volume growth in the second quarter 2005 was positively affected by a recovery of our market position in Western Europe and continued strong market volumes in the Middle East and Africa. In North America, Nokia’s second-quarter volumes declined year on year, marked by a continuing challenging, competitive environment for Nokia.

Based on our preliminary market estimate, Nokia’s market share for the second quarter 2005 grew to 33%, compared with 31% in the second quarter 2004 and 32% in the first quarter 2005. Strong sequential market share gains were achieved in Latin America followed by China and North America, while our share in other regions remained unchanged.

Nokia average selling prices in the second quarter declined to EUR 105, compared with EUR 108 in the second quarter 2004 and EUR 110 in the first quarter of this year. This primarily reflected continued market pricing pressure as well as stronger volume growth in emerging markets, where the product mix is weighted towards lower priced entry-level phones. We expect these trends to continue for the remainder of the year.

Mobile Phones: Second-quarter 2005 net sales grew 20% year on year to EUR 4.9 billion, compared with EUR 4.1 billion in the second quarter 2004, driven by good demand. Sales growth was strongest in Europe/Middle East/Africa followed by China and Asia Pacific, while Latin America was virtually flat and North America declined significantly.

Operating profit declined 2% to EUR 789 million, compared with EUR 802 million in the second quarter 2004, with an operating margin of 16.2% (19.8%). Profitability in the second quarter 2005 was affected by continued pricing pressure in the market and a higher proportion of lower priced entry-level phone sales driven by stronger demand in emerging markets, compared with the same period in 2004. A year-on-year increase in sales and marketing expenses, supporting a high number of new product launches and branding initiatives, also impacted second-quarter profitability.

Multimedia: Second-quarter 2005 net sales increased 89% year on year to EUR 1.4 billion, compared with EUR 729 million in the second quarter 2004. Sales were strongest in Europe/Middle East/Africa followed by Asia-Pacific and China, while sales in North America and Latin America continued to be disappointing. Sales were driven by strong marketing efforts and portfolio management resulting in significantly increased demand for Nokia’s Series 60 based smartphones, like the Nokia 7610 and the newly-released Nokia 6680, which was the number one revenue generator in Multimedia for the quarter.

Multimedia second-quarter operating profit increased to EUR 126 million, compared with an operating loss of EUR 64 million in the second quarter 2004, with an operating margin of 9.2% (-8.8%). Profitability was positively affected by a strong sales performance in the imaging smartphone business. Sales and marketing expenses, compared with the second quarter 2004, were significantly higher, supporting the launch of the new Nokia Nseries sub-brand.

Enterprise Solutions: Second-quarter 2005 net sales grew by 7% to EUR 198 million, compared with EUR 185 million in the second quarter 2004. Sales were supported by the wider availability of business-optimized mobile applications and new versions of the Nokia 9300 smartphone and Nokia 9500 Communicator that support different languages and operator requirements. Sales of the Nokia 9300 also increased momentum in June. However, net sales were partially offset by price declines in the messaging device category. Firewall sales were down slightly, year on year, consistent with overall global market declines seen in the first quarter 2005.

Networks: Second-quarter 2005 net sales increased by 6% to EUR 1.6 billion, compared with EUR 1.5 billion in the second quarter 2004. Sales were supported by very high growth in Latin America followed by Asia-Pacific, which more than offset flat sales in Europe/Middle East/Africa, lower sales in North America and to a lesser extent China.

Networks second-quarter operating profit decreased by 8% to EUR 209 million, compared with EUR 227 million in the second quarter 2004, with an operating margin of 12.9% (14.8%).

Q2 2005 OPERATING HIGHLIGHTS

MOBILE DEVICES

Nokia’s mobile device offering from the Mobile Phones, Multimedia and Enterprise Solutions business groups in the second quarter developed favorably with the announcement of 17 new models and first shipments of nine models.

Mobile Phones

•                  The Mobile Phones business group increased its consumer offering during the quarter with the introduction of new models in a range of form factors and designs. Highlights include:

•                  Nine new GSM models, including the Nokia 6280, our first mid-range WCDMA/3G phone.

•                  Four new CDMA models, growing our mid-range offering in CDMA.

•                  Premium category devices: the Nokia 8800 and Nokia 8801 stainless steel slide phones.

•                  The Nokia 6270 slide phone: one of two new models with 2 megapixel cameras.

•                  The Nokia 5140i camera phone: Nokia’s first mobile device to comply with upcoming EU environmental legislation.

•                  Two entry-level mobile phones, the Nokia 1110 and Nokia 1600, each offering technological features designed to reduce the total cost of ownership for users.

Multimedia

•                  The introduction of the Nokia Nseries sub-brand was an important strategic step for Nokia in building a new multimedia computer product category.

•                  Key collaboration agreements in support of our multimedia computer strategy were made in the area of mobile Internet, world-leading optics and audio accessories.

•                  The company introduced the first device in its new Internet Tablet category, the Nokia 770 Internet Tablet, based on Linux and the newly coined ‘Maemo’ development platform.

•                  In games, Nokia announced plans to expand the N-Gage multiplayer experience across a range of Nokia smartphones and Nokia Nseries devices.  Mobile devices with the capacity to play N-Gage games are expected to be on the market during the first half of 2006.

Enterprise Solutions

•                  In Europe/Middle East/Africa, third-party studies carried out during the quarter indicate that Nokia has quadrupled its share in the wireless PDA and related business smartphone market in the last year to more than 20%.

•                  The Nokia 9300 enterprise smartphone won a number of awards including ‘Best Smartphone’ (Laptop Buyer’s Guide - US) (Stuff Magazine - UK) as well as ‘Best Corporate Device’ (Technology & Business magazine - Australia).

•                  The Nokia IP380 was named ‘best buy firewall for small enterprises’ (SC Magazine - UK); Network Computing magazine gave the Nokia IP260 an A Grade in its branch office firewall review.

•                  Working closely with Cisco, OnRelay, and Avaya, Nokia announced plans to offer advanced enterprise options for mobile voice. Pilots are expected to begin in the second half of this year.

NETWORKS

•                  Nokia made several important announcements during the quarter covering both commercial agreements and our technology leadership. Highlights include:

•                  A deal with Thailand’s DTAC to expand its GSM/GPRS/EDGE network.

•                  An agreement with Finnish Saunalahti to deliver fixed to mobile convergence solutions.

•                  A 3G core network deal with Vodafone Hungary and a contract extension with 3G Infrastructure Services AB to expand the Swedish operator’s 3G/WCDMA radio network.

•                  At the end of June 2005, there were an estimated 28 million 3G/WCDMA subscribers globally –  with the number growing roughly 10% per month since January – and 78 commercial WCDMA networks up and running. Nokia has been a supplier in almost half of these.

•                  Nokia underlined its strength in HSPA, which brings higher data speeds to 3G, with six public deals with T-Mobile, Elisa and Wataniya Telecom, and 15 non-public agreements to date.

•                  The company introduced the Nokia Prepaid Tracker, a networks solution designed for emerging markets, which lets subscribers track their prepaid balance and call expenses.

TECHNOLOGY

•                  Technology announcements in the second quarter focused on optimizing our user experience and included:

•                  Cooperation with a high-end optics company.

•                  Advances in Mobile TV through new pilots in Singapore, the UK and Australia and the public availability of Nokia’s DVB-H air interface specifications.

•                  The introduction of a new Series 60 browser, which Nokia will build on open source components.

•                  Nokia expanded its future radio technology portfolio by adding WiMAX and announced that it would work with Intel to accelerate the development, adoption and deployment of WiMAX.

•                  Forum Nokia, the world’s largest mobile application developer community, reached a landmark 2 million registrations.

•                  The Forum Nokia PRO support program for corporates also grew to 400 members, bringing opportunities for member software developers and systems integrators to engage with our Enterprise Solutions business group and their customers.

For more information on the operating highlights mentioned above, please refer to related press announcements, which can be accessed at the following link: http://www.nokia.com/press

NOKIA IN THE SECOND QUARTER 2005

(International Financial Reporting Standards (IFRS) comparisons given to the second quarter 2004 revised* results, unless otherwise indicated.)

Nokia’s net sales increased by 25% to EUR 8 059 million (EUR 6 463 million). Sales of Mobile Phones increased by 20% to EUR 4 864 million (EUR 4 050 million). Sales of Multimedia increased by 89% to EUR 1 377 million (EUR 729 million). Sales of Enterprise Solutions increased by 7% and totaled EUR 198 million (EUR 185 million). Sales of Networks increased by 6% to EUR 1 620 million (EUR 1 530 million).

Operating profit increased to EUR 1 004 million (EUR 888 million), representing an operating margin of 12.5% (13.7%). Operating profit in Mobile Phones decreased by 2% to EUR 789 million (EUR 802 million), representing an operating margin of 16.2% (19.8%). Multimedia reported an operating profit of EUR 126 million (operating loss EUR 64 million), representing an operating margin of 9.2% (-8.8%). Enterprise Solutions reported an operating loss of EUR 76 million (operating loss of EUR 62 million). Operating profit in Networks decreased by 8% to EUR 209 million (operating profit of EUR 227 million), representing an operating margin of 12.9% (14.8%). Common Group expenses totaled EUR 44 million (EUR 15 million), which included a EUR 37 million gain on the sale of real estate in the second quarter 2005 and a EUR 90 million return on an insurance premium in the second quarter 2004.

Financial income was EUR 103 million (EUR 135 million), which included a gain of EUR 17 million, representing the sale of the remaining portion of the France Telecom bond (a gain of EUR 71 million was also made in the second quarter 2004 from the sale of a portion of the France Telecom bond).

Profit before tax and minority interests was EUR 1 108 million (EUR 1 017 million). Net profit totaled EUR 799 million (EUR 695 million). Earnings per share increased to EUR 0.18 (basic) and to EUR 0.18 (diluted), compared with EUR 0.15 (basic) and EUR 0.15 (diluted) in the second quarter 2004.

NOKIA IN JANUARY - JUNE 2005

(IFRS comparisons given to the January - June 2004 revised* results, unless otherwise indicated.)

Nokia’s net sales increased by 21% to EUR 15 455 million (EUR 12 811 million). Sales of Mobile Phones increased by 16% to EUR 9 391 million (EUR 8 130 million). Sales of Multimedia increased by 70% to EUR 2 510 million (EUR 1 473 million). Sales of Enterprise Solutions increased by 37% and totaled EUR 505 million (EUR 369 million). Sales of Networks increased by 6% to EUR 3 051 million (EUR 2 876 million).

Operating profit increased by 11% to EUR 2 122 million (EUR 1 907 million), representing an operating margin of 13.7% (14.9%). Operating profit in Mobile Phones decreased by 9% to EUR 1 658 million (EUR 1 831 million), representing an operating margin of 17.7% (22.5%). Multimedia reported an operating profit of EUR 281 million (operating loss EUR 86 million), representing an operating margin of 11.2% (-5.8%). Enterprise Solutions reported an operating loss of EUR 85 million (operating loss of EUR 97 million). Operating profit in Networks increased to EUR 430 million (operating profit EUR 381 million), representing an operating margin of 14.1% (13.2%). Common Group expenses totaled EUR 162 million (EUR 122 million).

In the period from January to June 2005, net financial income was EUR 181 million (EUR 211 million). Profit before tax and minority interests was EUR 2 300 million (EUR 2 108 million). Net profit totaled EUR 1 662 million (EUR 1 424 million). Earnings per share increased to EUR 0.37 (basic) and EUR 0.37 (diluted), compared with EUR 0.31 (basic) and EUR 0.31 (diluted).

The average number of employees during the first half 2005 was 55 721. At June 30, 2005, Nokia employed a total 56 571 people (55 505 people at December 31, 2004).

CAPITAL STRUCTURE DEVELOPMENT

Nokia repurchased through its share repurchase plan a total of 40 800 000 shares on the Helsinki Stock Exchanges at an aggregate price of approximately EUR 549 101 812 during the period from May 4, 2005 to May 31, 2005. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorization held by the Board. The aggregate par value of the shares purchased was EUR 2 448 000, representing approximately 0.92% of the share capital of the company and of the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

Effective April 22, 2005, a total of 230 million shares held by Nokia Corporation were cancelled pursuant to the shareholders’ resolution taken at the Annual General Meeting on April 7, 2005. As a result of the cancellation, the share capital was reduced by the aggregate par value of the shares cancelled, EUR 13 800 000, corresponding to less than 5% of the share capital of the company and the total voting rights. The cancellation did not reduce the shareholders’ equity, and it did not have a significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

On June 30, 2005, Nokia and its subsidiary companies owned 41 411 984 Nokia shares. The shares had an aggregate par value of EUR 2 484 719.04, representing approximately 0.93% of the share capital of the company and of the total voting rights. The total number of shares on June 30, 2005 was 4 433 761 300 and the share capital was EUR 266 025 678.

* New IFRS Standards

International Financial Reporting Standards (IFRS) were subject to changes as of January 1, 2005. Nokia’s second-quarter, first-half and full-year 2004 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39R.

2Q 2005 BY BUSINESS GROUP, EUR million (unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Elimina- tions	Group
Net sales	4 864	1 377	198	1 620	—	—	8 059
Gross profit	1 538	612	91	641	5	—	2 887
Gross margin,%	31.6	44.4	46.0	39.6			35.8
Research and development expenses	-332	-215	-83	-290	-51	—	-971
% of net sales	6.8	15.6	41.9	17.9			12.0
Selling and marketing expenses	-419	-220	-63	-118	-5	—	-825
% of net sales	8.6	16.0	31.8	7.3			10.2
Administrative, general and other expenses	2	-51	-21	-24	-30		-124
% of net sales	0.0	3.7	10.6	1.5			1.5
One-time items	—	—	—	—	37		37
Operating profit	789	126	-76	209	-44	—	1 004
Operating margin,%	16.2	9.2	-38.4	12.9			12.5

REVISED 2Q 2004 BUSINESS GROUP, EUR million * (unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Elimina- tions	Group
Net sales	4 050	729	185	1 530	—	-31	6 463
Gross profit	1 449	316	82	693	8	—	2 548
Gross margin,%	35.8	43.3	44.3	45.3			39.4
Research and development expenses	-292	-240	-76	-300	-49	—	-957
% of net sales	7.2	32.9	41.1	19.6			14.8
Selling and marketing expenses	-331	-143	-51	-126	-25	—	-676
% of net sales	8.2	19.6	27.6	8.2			10.5
Administrative, general and other expenses	-5	7	-16	-40	-39		-93
% of net sales	0.1	-1.0	8.6	2.6			1.4
One-time items	—	—	—	—	90		90
Amortization of goodwill	-19	-4	-1	—	—	—	-24
Operating profit	802	-64	-62	227	-15		888
Operating margin,%	19.8	-8.8	-33.5	14.8			13.7

NB: * 1Q and full year 2004 financial accounts now reflect the retrospective implementation of IAS 39R.

NOKIA NET SALES BY GEOGRAPHIC AREA (2004 REVISED) *

EUR million (unaudited)	Q2 05	YoY Change (%)	Q2 04	2004

Europe, Middle-East & Africa	4 436	42%	3 128	15 791
China	863	26%	683	2 992
Asia-Pacific	1 382	25%	1 103	4 544
North America	642	-31%	931	3 540
Latin America	736	19%	618	2 504

Total	8 059	25%	6 463	29 371

* 2Q and full year 2004 now reflect the retrospective implementation of IAS 39R.

NOKIA PERSONNEL BY GEOGRAPHIC AREA

Headcount	30.06.05	YoY Change (%)	30.06.04	31.12.2004

Europe, Middle-East & Africa	37 365	5%	35 663	36 069
China	5 301	13%	4 691	5 007
Asia-Pacific	3 395	25%	2 726	3 163
North America	6 653	-8%	7 263	7 276
Latin America	3 857	19%	3 233	3 990

Total	56 571	6%	53 576	55 505

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million (unaudited)

	4-6/2005	Revised * 4-6/2004	1-6/2005	Revised * 1-6/2004	Revised * 1-12/2004

Net sales	8 059	6 463	15 455	12 811	29 371
Cost of sales	-5 172	-3 915	-9 829	-7 687	-18 179
Research and development expenses	-971	-957	-1 890	-1 821	-3 776
Selling and marketing expenses	-825	-676	-1 382	-1 196	-2 564
Administrative, general and other expenses	-124	-93	-269	-242	-578
One-time items	37	90	37	90	148
Amortization of goodwill	—	-24	—	-48	-96

Operating profit	1 004	888	2 122	1 907	4 326
Share of results of associated companies	1	-6	-3	-10	-26
Financial income and expenses	103	135	181	211	405

Profit before tax and minority interests	1 108	1 017	2 300	2 108	4 705

Tax	-297	-313	-617	-666	-1 446

Profit before minority interests	811	704	1 683	1 442	3 259

Profit attributable to minority interests	-12	-9	-21	-18	-67

Profit attributable to equity holders of the parent	799	695	1 662	1 424	3 192

Earnings per share, EUR (for profit attributable to the equity holders of the parent)
Basic	0.18	0.15	0.37	0.31	0.69
Diluted	0.18	0.15	0.37	0.31	0.69

Average number of shares (1 000 shares)
Basic	4 414 689	4 620 853	4 437 052	4 650 281	4 593 196
Diluted	4 416 894	4 625 693	4 438 919	4 655 703	4 600 337

Depreciation and amortization, total	171	217	351	433	868

Share-based compensation expense, total	14	17	25	30	62

* 2Q, 1-6/2004 and full year 2004 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39R.

CONSOLIDATED BALANCE SHEET, IFRS, EUR million (unaudited)

	30.06.2005	Revised * 30.06.2004	Revised * 31.12.2004
ASSETS
Fixed assets and other non-current assets
Capitalized development costs	265	437	278
Goodwill	90	138	90
Other intangible assets	213	179	209
Property, plant and equipment	1 564	1 515	1 534
Investments in associated companies	192	69	200
Available-for-sale investments	220	163	169
Deferred tax assets	705	737	623
Long-term loans receivable	8	—	—
Other non-current assets	19	71	58
	3 276	3 309	3 161
Current assets
Inventories	1 404	1 081	1 305
Accounts receivable	4 824	4 197	4 382
Prepaid expenses and accrued income	1 581	1 422	1 429
Other financial assets	133	464	595
Available-for-sale investments	—	402	255
Available-for-sale investments, liquid assets	8 163	8 237	9 085
Available-for-sale investments, cash equivalents	1 650	1 640	1 367
Bank and cash	1 359	1 637	1 090
	19 114	19 080	19 508
Total assets	22 390	22 389	22 669
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to the Company’s equity holders
Share capital	266	280	280
Share issue premium	2 388	2 338	2 366
Treasury shares	-554	-774	-2 022
Translation differences	20	-54	-126
Fair value and other reserves	-135	21	13
Retained earnings (1)	11 236	11 954	13 720
	13 221	13 765	14 231
Minority interests	177	180	168
Total equity	13 398	13 945	14 399
Long-term liabilities
Long-term interest-bearing liabilities	20	19	19
Deferred tax liabilities	144	211	179
Other long-term liabilities	96	67	96
	260	297	294
Current liabilities
Short-term borrowings	436	551	215
Current portion of long-term debt	—	87	—
Accounts payable	3 061	2 567	2 669
Accrued expenses (1)	2 783	2 635	2 604
Provisions	2 452	2 307	2 488
	8 732	8 147	7 976
Total shareholders’ equity and liabilities	22 390	22 389	22 669
Interest-bearing liabilities	456	657	234
Shareholders’ equity per share, EUR	3.01	2.99	3.17
Number of shares (1 000 shares) (2)	4 392 349	4 601 568	4 486 941

(1) Dividends to Nokia shareholders, EUR 1 463 million in 2005 (EUR 1 398 million in 2004), were deducted from retained earnings and recorded within accrued expenses as a liability at the end of the first quarter 2005 and 2004, respectively. Dividends were paid in April and had an impact on cash flow and gearing in the second quarter.

(2) Shares owned by Group companies are excluded;

*Nokia’s financial accounts for periods ending 30 June, 2004 and 31 December, 2004 now reflect the retrospective implementation of IFRS 2 and IAS 39R.

CONSOLIDATED CASH FLOW STATEMENT, IFRS, EUR million (unaudited)

		Revised *	Revised *
	1-6/2005	1-6/2004	1-12/2004
Cash flow from operating activities
Net profit	1 662	1 422	3 192
Adjustments, total	848	922	2 046
Net profit before change in net working capital	2 510	2 344	5 238
Change in net working capital	-232	738	254
Cash generated from operations	2 278	3 082	5 492
Interest received	136	156	204
Interest paid	-16	-12	-26
Other financial income and expenses, net received	111	31	41
Income taxes paid	-651	-883	-1 368
Net cash from operating activities	1 858	2 374	4 343

Cash flow from investing activities
Purchase of current available-for-sale investments, liquid assets	-3 955	-4 046	-10 318
Purchase of non-current available-for-sale investments	-40	-349	-388
Purchase of shares in associated companies	-13	-5	-109
Additions in capitalized development costs	-80	-49	-101
Long-term loans made to customers	-8	—	—
Proceeds from repayment and sale of long-term loans receivable	—	365	368
Proceeds from (+), payment (-) of other long-term receivables	8	-3	2
Proceeds from (+), payment of (-) short-term loan receivables	1	-87	66
Capital expenditures	-268	-170	-548
Proceeds from disposal of shares in Group companies, net of disposed cash	5	—	1
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	4 900	4 333	9 737
Proceeds from sale of current available-for-sale investments	247	425	587
Proceeds from sale of non-current available-for-sale investments	—	339	346
Proceeds from sale of fixed assets	101	6	6
Dividends received	—	21	22
Net cash from/used in investing activities	898	780	-329

Cash flow from financing activities
Purchase of treasury shares	-1 196	-1 399	-2 648
Proceeds from long-term borrowings	1	—	1
Repayment of long-term borrowings	—	-2	-3
Proceeds from (+), payment of (-) short-term borrowings	340	127	-255
Dividends paid	-1 498	-1 399	-1 413
Net cash used in financing activities	-2 353	-2 673	-4 318
Foreign exchange adjustment	149	12	-23
Net increase/decrease in cash and cash equivalents	552	493	-327
Cash and cash equivalents at beginning of period	2 457	2 784	2 784
Cash and cash equivalents at end of period	3 009	3 277	2 457

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

* 1-6 2004 and full year 2004 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39R

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

		Share			Fair value
	Share	issue	Treasury	Translation	and other	Retained	Before	Minority	Total
	capital	premium	shares	differences	reserves	earnings	minority	interests	equity
Balance at December 31, 2003	288	2 272	-1 373	-85	93	13 953	15 148	164	15 312
Impact of implementing IFRS2		41				-41	—		—
Impact of implementing IAS 39R					-13	13	—		—
Revised Balance December 31, 2003	288	2 313	-1 373	-85	80	13 925	15 148	164	15 312
Stock options exercised related to acquisitions		-4					-4		-4
Share-based compensation		21					21		21
Acquisition of treasury shares			-1 407				-1 407		-1 407
Reissuance of treasury shares			8				8		8
Cancellation of treasury shares	-8	8	1 998			-1 998	—		—
Dividend						-1 399	-1 399		-1 399
Translation differences				84			84	3	87
Net investment hedge losses				-53			-53		-53
Cash flow hedges, net of tax, revised					-14		-14		-14
Available-for-sale investments, net of tax					-45		-45		-45
Other increase/decrease						2	2	-5	-3
Net profit, revised						1 424	1 424	18	1 442
Revised balance at June 30, 2004	280	2 338	-774	-54	21	11 954	13 765	180	13 945

Balance at December 31, 2004	280	2 272	-2 022	-126	69	13 765	14 238	168	14 406
Impact of implementing IFRS2		94				-101	-7		-7
Impact of implementing IAS 39R					-56	56	—		—
Revised balance December 31, 2004	280	2 366	-2 022	-126	13	13 720	14 231	168	14 399
Stock options exercised related to acquisitions		-1					-1		-1
Tax benefit on stock options exercised		-5					-5		-5
Share-based compensation		14					14		14
Acquisition of treasury shares			-1 204				-1 204		-1 204
Reissuance of treasury shares			8				8		8
Cancellation of treasury shares	-14	14	2 664			-2 664	—		—
Dividend						-1 463	-1 463	-35	-1 498
Translation differences				307			307	21	328
Net investment hedge losses				-161			-161		-161
Cash flow hedges, net of tax					-164		-164		-164
Available-for-sale investments, net of tax					16		16		16
Other increase/decrease						-19	-19	2	-17
Net profit						1 662	1 662	21	1 683
Balance at June 30, 2005	266	2 388	-554	20	-135	11 236	13 221	177	13 398

NB: Nokia’s financial accounts for periods ending 30 June, 2004 and 31 December, 2004 now reflect the retrospective implementation of IFRS 2 and IAS 39R

COMMITMENTS AND CONTINGENCIES, EUR million (unaudited)

		GROUP
	30.06.2005	30.06.2004	31.12.2004
Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	11	13	11
Contingent liabilities on behalf of Group companies
Other guarantees	241	241	275
Contingent liabilities on behalf of other companies
Guarantees for loans	6	4	3
Other guarantees	3	2	2
Leasing obligations	633	764	611
Financing commitments
Customer finance commitments	50	87	56

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million (1) (unaudited)

	30.06.2005	30.06.2004	31.12.2004

Foreign exchange forward contracts (2)	28 032	11 371	10 744
Currency options bought (2)	393	2 936	715
Currency options sold (2)	219	2 455	499
Interest rate swaps and futures	4 156	—	—
Credit default swaps (3)	—	—	200
Cash settled equity options (4)	147	228	237

(1) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled.

The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(2) Notional amounts include contracts used to hedge the shareholders’ equity of foreign subsidiaries.

(3) Credit default swaps are used to selectively hedge counterparty risks involved in investment activities.

(4) Cash settled equity options can be used to hedge risks relating to incentive programs and investment activities.

1 EUR = 1.216 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; E) the outcome of pending and threatened litigation; and F) statements preceded by “believe,” expect,” “anticipate,” “foresee,” “target,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry and the new market segments in which we have recently invested; 2) price erosion; 3) timing and success of the introduction and roll-out of new products and solutions; 4) competitiveness of our product portfolio; 5)  our failure to identify key market trends and to respond timely and successfully to the needs of our customers; 6)  the impact of changes in technology and the success of our product and solution development; 7) the intensity of competition in the mobility industry and changes in the competitive landscape; 8) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 9) the availability of new products and services by network operators and other market participants; 10) general economic conditions globally and in our most important markets; 11) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 12)  inventory management risks resulting from shifts in market demand; 13) our ability to source quality components without interruption and at acceptable prices; 14) our success in collaboration arrangements relating to technologies, software or new products and solutions; 15) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 16) any disruption to information technology systems and networks that our operations rely on; 17) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 18) our ability to recruit, retain and develop appropriately skilled employees; 19) developments under large, multi-year contracts or in relation to major customers; 20) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 21) the management of our customer financing exposure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12–22 of the company’s Form 20-F for the year ended December 31, 2004 under “Item 3.D Risk Factors.”

Nokia, Helsinki – July 21, 2005

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

• Nokia will report Q3 results on October 20, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2005	Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel